[THOR INDUSTRIES LETTERHEAD]

January 31, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Structured Finance and Transportation and Leisure
450 5th Street, N.W.
Washington, D.C. 20549

Re:	Thor Industries, Inc. File No. 001-09235 Form 10-K for the year ended July 31, 2004 Form 10-K/A Amendment No. 1 for the year ended July 31, 2004

Gentlemen:

     I am responding to the letter to me dated January 11, 2005. Also, our counsel, Alan Siegel of Akin Gump Strauss Hauer & Feld LLP had a telephone conference with Mr. Patrick Kuhn of your office relating to the issues raised in your letter.

Refer to Comment No. 1

     The demand for motor homes (and recreational vehicles generally) is driven largely by demographic factors, in particular, the aging of the “baby boomers”. (See Article in the New York Times Business Section, Sunday, January 16, 2005). We have stated this fact in our filings and will continue to do so for so long as we believe it to be true. While our diesel motor home, a new product introduction, had excellent consumer acceptance, the Company cannot predict future sales. We regularly disclose current backlogs and describe the likely impact of backlogs on near term sales trends.

Refer to Comment No. 7

     As explained by Mr. Siegel to Mr. Kuhn, Thor Credit is operated by E-Trade and it will provide retail financing for any RV product, not just the products of Thor Industries, Inc.

Very truly yours,

[BENNETT SIGNATURE]
Walter L. Bennett
Executive Vice President
Secretary and Chief Financial Officer